GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

9 October 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN PLC

Dear Sirs,

GKN plc – notification of interests of Directors and connected persons

For your information I enclose copies of the above announcement which was sent yesterday to the London Stock Exchange.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 10/23

Director's Interest in Shares

Mr N M Stein has elected to lapse an SAYE share option for 3,516 GKN plc Ordinary Shares which matured on 1 July 2003. The option was exercisable at 275.41p per share.

He has today purchased 3,700 GKN plc Ordinary Shares at 263.75p per share. Details are set out in Schedule 11 below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN plc		Mr. N. Stein

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Director		Mr. N. Stein

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	Director		Purchase

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	3,700		Less than 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary 50p		263.75p		08/10/03		08/10/03

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	54,044		Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			David Pavey – 01527 533 295

25.	Name and signature of authorised company official responsible for making this notification David Pavey, Assistant Secretary Date of notification 08/10/2003

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

2 October 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

Dear Sirs,

GKN plc
Directors' Interests in Shares
Completion of aerospace acquisition

For your information I enclose copies of the above announcements.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed on Wednesday 1 October 2003, that the following Directors of the Company had 50p ordinary shares of the Company purchased on their behalf on 30 September 2003.

The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the interim dividend for the year ending 31st December 2003 at a price of 247p per share:

Director	Number of Shares purchased	Total holding following this notification
Mr. R. W. Etches	1006	67,097
Mr. R. J. Clowes	844	61,299
Mr. I. R. Griffiths	1557	103,832

Grey Denham
Secretary

2 October 2003

Pelican completion announcement

GKN completes aerospace acquisition

GKN plc today announces that following regulatory approvals it has completed the acquisition of Pilkington Aerospace.

The business being acquired is one of the world's leading suppliers of canopies and windows – technically known as transparencies – for military and civil aircraft. GKN's existing transparency business, together with the acquired business, is now the world's No 1 supplier of military aircraft transparencies and the No 2 supplier of civil aircraft transparencies.

The acquisition was first announced on July 22, 2003.